CRYOPORT, INC.

February 10, 2010

Sent Via Fax to (703) 813-6968 and Via Edgar

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-7010

Mail Stop 4631

Attn: Ms. Pamela A. Long - Assistant Director

RE:	CryoPort, Inc.
Registration Statement on Form S-1 (333-162350)

Dear Ms. Long:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement may become effective at 9:00 a.m., Eastern Time, on Friday, February 12, 2010, or as soon thereafter as practicable. By making this request for acceleration, the undersigned hereby acknowledges and accepts its responsibilities under the Act.

In this regard, the undersigned acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Very truly yours,

CRYOPORT, INC.

/s/ Larry G. Stambaugh
Larry G. Stambaugh
Chief Executive Officer and Chairman